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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                          Brookfield Homes Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   112723 10 1
                      (CUSIP Number of Class of Securities)

              Shane D. Pearson                        WITH A COPY TO:
        Brookfield Homes Corporation                  Andrew J. Beck
       12865 Pointe Del Mar, Suite 200                   Torys LLP
          Del Mar, California 92014                   237 Park Avenue
               (858) 481-8500                  New York, New York 10017-3142
                                                      (212) 880-6000

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                            CALCULATION OF FILING FEE
             _____________________________________________________
             _____________________________________________________

               Transaction Valuation*      Amount Of Filing Fee
             _____________________________________________________

                     $92,500,000                   $7,484

             _____________________________________________________
             _____________________________________________________

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 5,000,000 shares of common stock at the maximum tender offer price of $18.50 per share.

     |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $7,484
                                 ------------------------------------
         Form or Registration No.: Schedule TO
                                   ----------------------------------
         Filing Party: Brookfield Homes Corporation
                       ----------------------------------------------
         Date Filed: August 18, 2003
                     ------------------------------------------------

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third-party tender offer subject to Rule 14d-1.

     |X|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Amendment No. 5 amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed on August 18, 2003, as amended and supplemented, by Brookfield Homes Corporation, a Delaware corporation (the "Company"), in connection with its offer to purchase 5,000,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated August 18, 2003, as amended and supplemented, and the related letter of transmittal (which together as may be amended or supplemented from time to time constitute the tender offer). The Company is inviting stockholders to tender shares at prices per share between $15.50 and $18.50, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer. Brascan Corporation, the Company's major stockholder, has indicated to the Company that in accordance with the terms of the tender offer, it intends to tender up to an equivalent number of shares as the aggregate number of shares tendered by other stockholders, and at the purchase price determined by the tender offer.

This amended and supplemented Issuer Tender Offer Statement on Schedule TO is intended to satisfy the applicable reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the offer to purchase, as amended and supplemented, and the letter of transmittal, copies of which were previously included or filed as exhibits to the Schedule TO filed on August 18, 2003, September 10, 2003, September 16, 2003, or September 25, 2003, is incorporated herein by reference in response to items 1 through 11 of this amended and supplemented Schedule TO. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the offer to purchase, as amended and supplemented.

Item 12.  Exhibits.

(a)(1)(i)     Offer to Purchase dated August 18, 2003.*
(a)(1)(ii)    Letter of Transmittal.*
(a)(1)(iii)   Notice of Guaranteed Delivery.*
(a)(1)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)     Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi) Amended and Supplemented Offer to Purchase filed on September 10, 2003.***
(a)(1)(vii) Supplement to the Amended and Supplemented Offer to Purchase filed on September 10, 2003.****
(a)(2)        Not Applicable.
(a)(3)        Not Applicable.
(a)(4)        Not Applicable.
(a)(5)        (a) Letter from Information Agent to Brokers.*
              (b) Letter from Brokers to Clients.*
              (c) Letter from Chief Executive Officer to Odd Lot Holders.*
              (d) Press Release dated August 8, 2003.**
              (e) Press Release dated August 18, 2003.*
              (f) Press Release dated September 24, 2003.*****
              (g) Press Release dated September 25, 2003.******
              (h) Press Release dated September 30, 2003.
(b)           Not Applicable.
(d)           Not Applicable.
(g)           Not Applicable.
(h)           Not Applicable.

--------------

*       Previously filed on Schedule TO on August 18, 2003.
**      Previously filed on Schedule TO on August 8, 2003.
*** Previously filed on Schedule TO on September 10, 2003. **** Previously filed on Schedule TO on September 16, 2003. ***** Previously filed on Schedule TO on September 24, 2003. ****** Previously filed on Schedule TO on September 25, 2003.

Item 13.  Information Required By Schedule 13e-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 BROOKFIELD HOMES CORPORATION

                                             By: /s/ PAUL G. KERRIGAN
                                                 --------------------
                                                 Paul G. Kerrigan
                                                 Executive Vice President, Chief
                                                 Financial Officer and Treasurer

Date: September 30, 2003

                                  EXHIBIT INDEX

Exhibit
Number        Description
-----------   -----------

(a)(1)(i)     Offer to Purchase dated August 18, 2003.*
(a)(1)(ii)    Letter of Transmittal.*
(a)(1)(iii)   Notice of Guaranteed Delivery.*
(a)(1)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)     Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi) Amended and Supplemented Offer to Purchase filed on September 10, 2003.***
(a)(1)(vii) Supplement to the Amended and Supplemented Offer to Purchase filed on September 10, 2003.****
(a)(2)        Not Applicable.
(a)(3)        Not Applicable.
(a)(4)        Not Applicable.
(a)(5)        (a) Letter from Information Agent to Brokers.*
              (b) Letter from Brokers to Clients.*
              (c) Letter from Chief Executive Officer to Odd Lot Holders.*
              (d) Press Release dated August 8, 2003.**
              (e) Press Release dated August 18, 2003.*
              (f) Press Release dated September 24, 2003.*****
              (g) Press Release dated September 25, 2003.******
              (h) Press Release dated September 30, 2003.
(b)           Not Applicable.
(d)           Not Applicable.
(g)           Not Applicable.
(h)           Not Applicable.

--------------

*       Previously filed on Schedule TO on August 18, 2003.
**      Previously filed on Schedule TO on August 8, 2003.
*** Previously filed on Schedule TO on September 10, 2003. **** Previously filed on Schedule TO on September 16, 2003. ***** Previously filed on Schedule TO on September 24, 2003. ****** Previously filed on Schedule TO on September 25, 2003.

                                                               EXHIBIT (A)(5)(H)

  [LOGO]
BROOKFIELD                                                         NEWS  RELEASE
   HOMES

                     BROOKFIELD HOMES CORPORATION REPORTS ON
                          TENDER OFFER RESULTS TO DATE

Del Mar, California, September 30, 2003 - (BHS:NYSE) Brookfield Homes Corporation, in accordance with its previously announced Dutch auction tender offer for up to 5,000,000 shares of its outstanding common stock, today announced that 495,214 shares have been tendered by stockholders other than Brascan Corporation, the major stockholder of Brookfield Homes. Brascan has previously indicated that it plans to tender an equivalent number of shares as tendered by other stockholders, and at the purchase price determined by the tender offer. The tender offer expires at 5:00 p.m., New York City time, on September 30, 2003, unless extended.

Brookfield Homes' Board of Directors has approved the tender offer. However, neither Brookfield Homes nor its Board of Directors is making any recommendation whether stockholders should tender or refrain from tendering their shares or as to the purchase price or prices at which stockholders should choose to tender their shares. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. Stockholders may wish to discuss with their broker or other financial or tax advisor whether to tender their shares.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF BROOKFIELD HOMES' COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY BROOKFIELD HOMES' COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS. STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. COPIES OF THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS CAN BE OBTAINED FOR FREE BY CALLING THE INFORMATION AGENT, MELLON INVESTOR SERVICES LLC AT 1-888-684-7182. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE AT BROOKFIELD HOMES' WEBSITE: WWW.BROOKFIELDHOMES.COM OR THE SEC'S WEBSITE AT WWW.SEC.GOV .

                                  *************

Brookfield Homes Corporation

Brookfield Homes Corporation is a residential homebuilder and land developer, building homes and developing land in master-planned communities and infill locations. We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers. We also develop land for our own communities and sell lots to other homebuilders. Our portfolio includes over 20,000 lots owned and controlled in the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; and Northern Virginia markets. For more information, visit the Brookfield Homes website at www.brookfieldhomes.com.

Contact Information:

Linda Northwood
Director, Investor Relations
Tel: 858-481-2567
Email: lnorthwood@brookfieldhomes.com

                                  *************

Note: Certain statements in this press release that are not historical facts, including information concerning the expected Dutch auction tender offer and those statements preceded by, followed by, or that include the words "planned", "should", "goals", "expected", "targeted," "scheduled" or similar expressions, constitute forward-looking statements. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our Form 10-K and other SEC filings, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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